

December 22, 2014

Via E-mail
Ms. Mary Meixelsperger
Chief Financial Officer
DSW Inc.
810 DSW Drive
Columbus, OH 43219

> **Re: DSW Inc.**
> **Form 10-K for the Fiscal Year Ended February 1, 2014**
> **Filed March 27, 2014**
> **File No. 001-32545**

Dear Ms. Meixelsperger:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/Craig Arakawa for

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel, and
                                Mining